UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective October 3, 2017, Mr. Dimitris Papadopoulos resigned for personal reasons, effective immediately, as chief financial officer and a member of the board of directors (the “Board”) of FreeSeas Inc. (the “Company”). In submitting his resignation, Mr. Papadopoulos did not express any disagreement with the Company on any matter relating to the registrant’s operations, policies or practices.

Effective October 3, 2017, the Company appointed Mr. Dimitrios Filippas as the Company’s Chief Financial Officer.

Mr. Filippas has been our Deputy Chief Financial Officer since November 2013 and a member of the Board since February 2017. Mr. Filippas has been the finance manager for Free Bulkers S.A. since 2007. Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School in the City of London and a Master’s Degree in Shipping Business with Distinction from LGU.

Effective October 3, 2017, the Company appointed Ms. Argyro Fonia to the Board to fill the vacancy created by Mr. Papadopoulos’ resignation.

Ms. Fonia has been the chief accounting officer for Free Bulkers S.A., one of the Company’s managers, since September 2013. Ms. Argyro Fonia has substantial experience in the accounting field. She has been working as chief accountant in various shipping companies during the last ten years. She holds a BA in Economics and an MSc in Financial Management from East London University.

There is no understanding or arrangement between Ms. Fonia and any other person pursuant to which Ms. Fonia was selected as a director.  Ms. Fonia does not have any family relationship with any director, executive officer or person nominated or chosen by us to become a director or executive officer.

On October 6, 2017, the Company issued a press release relating to the appointments discussed above. A copy of the press release that discusses these matters is filed as Exhibit 99.02 to, and incorporated by reference in, this report.

The following exhibits are filed herewith:

Exhibit Number	Description
99.01	Letter of resignation from Dimitris Papadopoulos
99.02	Press Release, issued by FreeSeas Inc. on October 6, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: October 6, 2017	By:	/s/ DIMITRIS FILIPPAS
Dimitris Filippas
Chief Financial Officer

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